UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FREESCALE SEMICONDUCTOR, LTD.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3727Q101

(CUSIP Number)

December 31, 2012

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G3727Q101	Page 1 of 16

1	Names of reporting persons The Carlyle Group L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 205,671,482
	7	Sole dispositive power 0
	8	Shared dispositive power 205,671,482
9	Aggregate amount beneficially owned by each reporting person 205,671,482
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 79.0%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. G3727Q101	Page 2 of 16

1	Names of reporting persons Carlyle Group Management L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 205,671,482
	7	Sole dispositive power 0
	8	Shared dispositive power 205,671,482
9	Aggregate amount beneficially owned by each reporting person 205,671,482
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 79.0%
12	Type of reporting person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. G3727Q101	Page 3 of 16

1	Names of reporting persons Carlyle Holdings II GP L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 205,671,482
	7	Sole dispositive power 0
	8	Shared dispositive power 205,671,482
9	Aggregate amount beneficially owned by each reporting person 205,671,482
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 79.0%
12	Type of reporting person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. G3727Q101	Page 4 of 16

1	Names of reporting persons Carlyle Holdings II L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Québec
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 205,671,482
	7	Sole dispositive power 0
	8	Shared dispositive power 205,671,482
9	Aggregate amount beneficially owned by each reporting person 205,671,482
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 79.0%
12	Type of reporting person OO (Québec société en commandit)

SCHEDULE 13G

CUSIP No. G3727Q101	Page 5 of 16

1	Names of reporting persons TC Group Cayman Investment Holdings, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 205,671,482
	7	Sole dispositive power 0
	8	Shared dispositive power 205,671,482
9	Aggregate amount beneficially owned by each reporting person 205,671,482
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 79.0%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. G3727Q101	Page 6 of 16

1	Names of reporting persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 205,671,482
	7	Sole dispositive power 0
	8	Shared dispositive power 205,671,482
9	Aggregate amount beneficially owned by each reporting person 205,671,482
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 79.0%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. G3727Q101	Page 7 of 16

1	Names of reporting persons Carlyle Offshore Partners II Holdings, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person OO (Cayman Islands Exempt Company)

SCHEDULE 13G

CUSIP No. G3727Q101	Page 8 of 16

1	Names of reporting persons Carlyle Offshore Partners II, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person OO (Cayman Islands Exempt Company)

SCHEDULE 13G

CUSIP No. G3727Q101	Page 9 of 16

1	Names of reporting persons DBD Cayman Holdings, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person OO (Cayman Islands Exempt Company)

SCHEDULE 13G

CUSIP No. G3727Q101	Page 10 of 16

1	Names of reporting persons DBD Cayman, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person OO (Cayman Islands Exempt Company)

SCHEDULE 13G

CUSIP No. G3727Q101	Page 11 of 16

1	Names of reporting persons TCG Holdings Cayman II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares Not Applicable
11	Percent of class represented by amount in Row 9 0.0%
12	Type of reporting person PN

SCHEDULE 13G

CUSIP No. G3727Q101	Page 12 of 16

ITEM 1.	(a)	Name of Issuer:

Freescale Semiconductor, Ltd., formerly known as Freescale Semiconductor Holdings I, Ltd. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

6501 William Cannon Dr. West Austin, Texas 78735

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group L.P.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.P.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

Carlyle Offshore Partners II Holdings, Ltd.

Carlyle Offshore Partners II, Ltd.

DBD Cayman Holdings, Ltd.

DBD Cayman, Ltd.

TCG Holdings Cayman II, L.P.

Following an internal reorganization on May 2, 2012, TCG Holdings Cayman II, L.P. is no longer the general partner of TC Group Cayman Investment Holdings. Accordingly, Carlyle Offshore Partners II Holdings, Ltd., Carlyle Offshore Partners II, Ltd., DBD Cayman Holdings, Ltd., DBD Cayman, Ltd. and TCG Holdings Cayman II, L.P. may no longer be deemed to beneficially own the shares reported herein.

	(b)	Address or Principal Business Office:

The address of each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C. and Carlyle Holdings II L.P. c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Suite 220 South, Washington, D.C. 20004-2505. The address of each of the other Reporting Persons is c/o Walker Corporate Services Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001 Cayman Islands.

SCHEDULE 13G

CUSIP No. G3727Q101	Page 13 of 16

	(c)	Citizenship of each Reporting Person is:

Carlyle Group Management L.L.C., The Carlyle Group L.P. and Carlyle Holdings II GP L.L.C. are organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandit. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Common shares, par value $0.01 per share (“Common Shares”).

	(e)	CUSIP Number:

G3727Q101

ITEM 3.

Not applicable.

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of December 31, 2012, based upon 250,736,676 Common Shares outstanding as of January 30, 2013.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Group Management L.L.C.	205,671,482	79.0%	0	205,671,482	0	205,671,482
The Carlyle Group L.P.	205,671,482	79.0%	0	205,671,482	0	205,671,482
Carlyle Holdings II GP L.L.C.	205,671,482	79.0%	0	205,671,482	0	205,671,482
Carlyle Holdings II L.P.	205,671,482	79.0%	0	205,671,482	0	205,671,482
TC Group Cayman Investment Holdings, L.P.	205,671,482	79.0%	0	205,671,482	0	205,671,482
TC Group Cayman Investment Holdings Sub L.P.	205,671,482	79.0%	0	205,671,482	0	205,671,482
Carlyle Offshore Partners II Holdings, Ltd.	0	0.0%	0	0	0	0
Carlyle Offshore Partners II, Ltd.	0	0.0%	0	0	0	0
DBD Cayman Holdings, Ltd.	0	0.0%	0	0	0	0
DBD Cayman, Ltd.	0	0.0%	0	0	0	0
TCG Holdings Cayman II, L.P.	0	0.0%	0	0	0	0

SCHEDULE 13G

CUSIP No. G3727Q101	Page 14 of 16

Freescale Holdings L.P. is the record holder of 196,136,895 Common Shares and a warrant currently exercisable for 9,534,587 Common Shares (together, the “Freescale Shares”). Freescale LP is controlled by its general partner, Freescale Holdings GP, Ltd. Entities that are directly or indirectly controlled by the Reporting Persons hold in the aggregate (1) 1,125,000 Class A limited partnership interests in Freescale Holdings L.P., representing 15.91% of the total Class A limited partnership interests outstanding, and (2) 250 shares of Freescale Holdings GP, Ltd., representing 25% of the total shares outstanding of Freescale Holdings GP, Ltd.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G

CUSIP No. G3727Q101	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

SCHEDULE 13G

CUSIP No. G3727Q101	Page 16 of 16

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

Carlyle Offshore Partners II Holdings, Ltd.

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

Carlyle Offshore Partners II, Ltd.
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Director

DBD Cayman Holdings, Ltd.

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Ordinary Member

DBD Cayman, Ltd.
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Ordinary Member

TCG Holdings Cayman II, L.P.
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Ordinary Member

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement